UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-39805

Qilian International Holding Group Limited

Jiuquan Economic and Technological Development Zone

Jiuquan City, Gansu Province, 735000

People’s Republic of China

+86-0937-2689523

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Directors

Mr. Yixuan Sun, an independent director of Qilian International Holding Group Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), notified the Company of his resignation from the board of directors (the “Board”) for personal reasons on June 9, 2023, effective immediately, including from his positions on the audit committee, compensation committee and nominating and corporate governance committee. His resignation was not a result of any disagreements with the Company or any of its subsidiaries and affiliates on any matter related to the operations, policies, or practices of the Company or any of its subsidiaries and affiliates.

Ms. Haiping Shi, a director of the Company, notified the Company of her resignation from the Board for personal reasons on June 9, 2023, effective immediately. Her resignation was not a result of any disagreements with the Company or any of its subsidiaries and affiliates on any matter related to the operations, policies, or practices of the Company or any of its subsidiaries and affiliates. Ms. Shi will continue serving as the Company’s Chief Financial Officer.

Appointment of Directors

On June 9, 2023, the Board appointed Mr. Maofan Tang as an independent director of the Company, effective immediately, to fill in the vacancy resulting from the resignation of Mr. Yixuan Sun. The Company’s board of directors has determined that Mr. Maofan Tang qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. Mr. Tang will act as the chairperson of the audit committee and a member of the compensation committee and the nomination and corporate governance committee.

There is no family relationship between Mr. Tang and any of our other officers and directors. Mr. Tang does not have any related party transaction with the Company or its affiliates that is required to be disclosed pursuant to Item 404 of Regulation S-K.

In addition, on June 9, 2023, the Board appointed Mr. Dingqian Liu as an Executive Director of the Company, effective immediately.

There is no family relationship between Mr. Liu and any of our other officers and directors. Mr. Liu does not have any related party transaction with the Company or its affiliates that is required to be disclosed pursuant to Item 404 of Regulation S-K.

Biographical Information of the New Directors

Mr. Maofan Tang

Mr. Maofan Tang, age 26, brings ample experience in accounting, auditing, and financial analysis. Mr. Sun has substantive knowledge of United States GAAP. Mr. Tang has been working as an auditing professional and serving in a middle management position at Beijing Topson LLP since January 2019, assisting in audit planning and execution, analyzing financial statements, evaluating internal controls, maintaining accurate audit documentation, ensuring compliance with regulations, managing audit teams, communicating audit findings, and staying updated with industry standards. Mr. Tang served as an investment manager at Chengdu Shangtou Jinsheng Equity Investment Fund Management Co., Ltd. from March 2018 to December 2018, where he conducted investment analysis, managed investment portfolios, allocated assets, mitigated risks, made investment decisions, oversaw compliance, provided performance reporting, etc. From April 2017 to March 2018, Mr. Tang served as a researcher at Tianfeng Securities Co., where he analyzed financial data, monitored market trends, and provided clients with insights to make informed investment decisions in the secondary market. Mr. Tang received his postgraduate degree in Finance and Big Data from the University of Sydney in 2019. He received his Bachelor's Degree in Banking and Finance from Monash University in 2017.

Mr. Dingqian Liu

Mr. Dingqian Liu, age 54, offers substantial experience in production management and financial oversight. Mr. Liu has been serving as the general manager for Gansu Qilianshan Pharmaceutical Co., Ltd. since August 2006, leading the execution of the board of directors’ decisions at the business level, formulating the production and operation plans, and ensuring the completion of production goals. Since January 2019, Mr. Liu has been serving as the Chairman of the Supervisory Board for Gansu Qilianshan Pharmaceutical Co., Ltd., examining financial conditions, supervising executives’ conduct, and safeguarding the company’s business welfare in general. Mr. Liu graduated from the Central Academy of Education of China with a Bachelor’s Degree in Economic Management in July 2006. He received his Associate Degree in Economic Management from Gansu Provincial College in July 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 14, 2023

QILIAN INTERNATIONAL HOLDING GROUP LIMITED

By:	/s/ Zhanchang Xin
Name:	Zhanchang Xin
Title:	Chief Executive Officer